SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) __.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) __.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43 BOARD OF TRADE (NIRE) NO. 53.3.0000622-9 (PUBLICLY-HELD COMPANY)

GENERAL MEETING OF DEBENTURE HOLDERS – 5TH ISSUANCE, THE 4TH PUBLIC ISSUANCE,

OF SIMPLE NON-CONVERTIBLE DEBENTURES

CALL NOTICE

BRASIL TELECOM S.A. (the “Issuer”) calls the Debenture Holders of the 5th Issuance to meet at a General Meeting to be held on September 22, 2009, at 11 a.m., at the Issuer’s headquarters in the city of Brasília – Federal District, SIA SUL – ASP, Lote D, Bloco B, in order to deliberate in connection with the following Agenda, in light of the intention of the Issuer to merge with Brasil Telecom Participações S.A., the Intervening Guarantor, pursuant to the terms set forth in the Fato Relevante published on August 12, 2009 and the Call Notice for the Extraordinary General Shareholders’ Meeting of the Issuer published on August 31, 2009: (i) Proposal to change the qualification of the Intervening Guarantor in the introduction and in Clauses 2.6 and 11.1 of the Private Deed of the 5th issuance, the 4th public issuance, of simple non-convertible debentures, issued in a Single Unsecured Series, entered into on June 20, 2006, substituting Brasil Telecom Participações S.A. as Intervening Guarantor for Tele Norte Leste Participações S.A (“TNL”), conditioned on the grant of authorization by TNL’s Board of Directors for it to become Intervening Guarantor, by October 30, 2009.

GENERAL INSTRUCTIONS:

1. Shareholders wishing to be represented by an attorney-in-fact at the meeting referred to herein must provide the respective instrument granting the power of attorney, and in case of legal entities a copy of the corporate acts and/or documents corroborating such representation of the debenture holder.

Rio de Janeiro, September 03, 2009.

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2009

BRASIL TELECOM S.A.

BY:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer